UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70190 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rondout Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

617 Berme Road
(No. and Street)

| High Falls | New York | 12440 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

| 517 Route One | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Karen Halliday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________________, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Kings
On the 30th day of March, 2021, before me personally appeared Karen Halliday, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Signature

President
Title

SAMUEL JOSEPH GARCIA
NOTARY PUBLIC-STATE OF NEW YORK
Registration No. 01GA6382579
Qualified in Kings County
Commision Exp October 29, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Rondout Partners, LLC

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended December 31, 2020

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Rondout Partners, LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rondout Partners, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information (Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3; and Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 29, 2021

RONDOUT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 26,654 |
| Prepaid expenses | | 6,520 |
| TOTAL ASSETS | $ | 33,174 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Due to Member | $ | 2,722 |
| Accounts payable and accrued expenses | | 6,018 |
| Total Liabilities | | 8,740 |
| Members' Equity | | 24,434 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 33,174 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

RONDOUT PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| **Revenues** | | |
| Private placements | $ | 3,202 |
| Total Revenues | | 3,202 |
| **Expenses** | | |
| Technology and communications | | 2,401 |
| Professional fees | | 46,393 |
| Regulatory and exchange fees | | 9,483 |
| Other | | 1,864 |
| Total Expenses | | 60,141 |
| Net loss | $ | (56,939) |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

RONDOUT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

| | Members' Equity |
|---|---|
| Balance - December 31, 2019 | $ 26,373 |
| Member Contributions | 55,000 |
| Net Loss | (56,939) |
| Balance - December 31, 2020 | $ 24,434 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

RONDOUT PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (56,939) |
| Adjustments to reconcile net loss to cash used: | | |
| Decrease in prepaid expenses | | 139 |
| Decrease in accounts receivable | | 32 |
| Decrease in accounts payable and accrued expenses | | (5,318) |
| Increase payable to Member | | 2,169 |
| Net cash used in operating activities | | (59,917) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member Contributions | | 55,000 |
| Net cash provided by financing activities | | 55,000 |
| NET DECREASE IN CASH | | (4,917) |
| CASH: | | |
| Cash - December 31, 2019 | | 31,571 |
| Cash - December 31, 2020 | $ | 26,654 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES: | | |
| Income taxes paid | | 0 |
| Interest paid | | 0 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

Rondout Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as well as a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC), all effective February 15, 2019. It was formed on May 25, 2018 as a Limited Liability Company in the State of New York, where it is located. The Company changed its name from Dalkeith Group, LLC on November 9, 2020.

The Company engages in the private placement of securities.

Effective December 31, 2020, the Company revised its FINRA Membership Agreement to rely on *Footnote 74 of SEC Release No. 34-70073* that the Company is not subject to the requirements of SEC Rule 15c3-3 by nature of its business. The Company was previously exempt from this rule under the provisions of paragraph (k)(2)(i).

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns agency placement fees and sales agent commissions in non-underwritten transactions, such as private placements of debt, equity securities and other offerings. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement contract.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. New Accounting Pronouncements

The Company adopted applicable GAAP standards in effect as of its broker-dealer effective date on February 15, 2019. GAAP standards are subject to ongoing revisions, principally by the Financial Accounting Standards Board ("FASB"). The Company has either evaluated or is currently evaluating the impact of pending GAAP pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Company adopted *ASC 326, Financial Instruments – Credit Losses* and *ASC 842, Leases* effective January 1, 2020 and February 15, 2019, respectively. The adoption of these standards did not have a material impact on the Company.

D. Accounts Receivable

Accounts receivable are uncollaterized obligations due under normal terms granted by the Company. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

3. Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for Federal and state income taxes because these taxes are the personal responsibility of the Members.

The Company is required to file income tax returns in both Federal and certain state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the applicable statutes of limitations. For Federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years; but may exceed this period depending upon the jurisdiction involved.

4. SEC Rule 15c3-3

As stated in Note 1, the Company does not claim an exemption from Rule 15c3-3 under the exemption provisions of paragraph (k). Instead, the Company is exempt by nature of its business, also stated in Note 1. The applicable requirements for the Company are set forth in *Footnote 74 of SEC Release No. 34-70073*, including:

- the Company does not directly or indirectly receive, hold, or otherwise owe customers' funds or securities, as defined;
- does not carry customers' accounts;
- does not carry Proprietary Accounts of Broker-Dealers ("PAB Accounts).

The Company is required to file an annual Exemption Report concerning its compliance with *Footnote 74.*

5. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's net capital of $17,914 was $12,914 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .49 to 1.

6. Related Party Transactions

The majority-share Member made capital contributions of $55,000 during the year-ended December 31, 2020 and was due $2,722 from the Company as of December 31, 2020 for operating expenses reimbursement.

The Company utilized an affiliated entity's office space at no cost for the year ended December 31, 2020.

7. Subsequent Events

The Company has evaluated events and transactions subsequent to December 31, 2020 through the date the financial statements were available to be issued. No matters were identified which require recording or disclosure in the financial statements.

8. COVID-19

As a result of the COVID-19 pandemic, the Company was subject to a mandatory New York State-wide business stay-at-home order during the March 2020 to June 2020 period. In response, the Company made the necessary operating changes for employees to work remotely from home. The Company will continue to operate remotely for the duration of the COVID-19 pandemic.

RONDOUT PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Members' equity | | $ 24,434 |
| Less non-allowable assets and deductions: | | |
| Prepaid expenses and other non-allowables | $ 6,520 | |
| | | 6,520 |
| Net capital before haircuts on securities positions | | 17,914 |
| Less: Haircuts and exempted securities | | 0 |
| NET CAPITAL | | $ 17,914 |
| AGGREGATE INDEBTEDNESS | | $ 8,740 |
| MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness) | | $ 583 |
| MINIMUM NET CAPITAL DOLLAR REQUIREMENT | | $ 5,000 |
| MINIMUM NET CAPITAL REQUIRED (Greater of above) | | $ 5,000 |
| EXCESS NET CAPITAL | | $ 12,914 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | $ 8,740 / $ 17,914 | .49 to 1 |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5, Part IIA report dated December 31, 2020

See report of independent registered public accounting firm

RONDOUT PARTNERS, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF
THE RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3

SCHEDULE III - INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3

The Company is not subject to the requirements of SEC Rule 15c3-3 under Footnote 74 of SEC Release No. 34-70073

**Rondout Partners, LLC**

**Report on Exemption Provisions**

**Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**

**For the Year Ended December 31, 2020**

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830

(732) 781-2712
berkower.io

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Rondout Partners, LLC:

We have reviewed management's statements, included in the accompanying Rondout Partners, LLC Exemption Report under Securities and Exchange Commission ("SEC") Rule 17a-5(d)(1) and (4), in which (1) Rondout Partners, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 ("Rule 15c3-3"), and (2) Rondout Partners, LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because Rondout Partners, LLC limited its business activities exclusively to the private placement of securities. In addition, Rondout Partners, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020, without exception.

Rondout Partners, LLC's management is responsible for compliance with Footnote 74; the Rule 15c3-3 exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States and, accordingly, included inquiries and other required procedures to obtain evidence about Rondout Partners, LLC's compliance with Footnote 74 and the Rule 15c3-3 exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 29, 2021

# Rondout Partners LLC. Exemption Report

We, as members of management of Rondout Partners LLC. ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k)(the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.
2) The Company conducted business activities involving private placements to customers throughout the year ended December 31, 2020 without exception.
3) The Company met the identified conditions for such reliance throughout the year ended December 31, 2020 without exception.

Rondout Partners LLC.

By:

Karen Halliday, CEO